March 31, 2015

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Borneo Resource Investments Ltd. Form 10-K for Fiscal Year Ended December 31, 2013 Filed April 15, 2014 File No. 000-54707

Dear Mr. Reynolds:

This letter is in response to the comments contained in the Securities and Exchange Commission letters, dated December 23, 2014 and March 2, 2015 (the "Comment Letters"), to Borneo Resource Investments Ltd. (the “Company”), concerning the Company’s Form 10-K, for the year ended December 31, 2013, filed with the Securities and Exchange Commission (“SEC”) on April 15, 2014.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. On behalf of the Company, the following are our responses to the SEC’s comments. We are prepared to file the attached Form 10-K/A in response to the Comment Letters.

Form 10-K for Fiscal Year Ending December 31, 2013 filed April 15, 2014

Gold Mining Properties, page 5

1.

Your filing gives the impression that your company is either preparing for mineral production or is currently in mineral production. Without a reserve, as defined by the Guide 7(a) (1), your company must be in the exploration stage, as defined by Guide 7(a)(4)(i). As such, Industry Guide 7 specifically requires that your filing describe your business activities as exploration state activities until your company has reserves as defined in the Industry Guide 7.

•

Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity. Please clearly state that your company is currently engaged in mineral exploration activities and that you are in the exploration state.

•	Please remove all references in your filing of the terms development, production, or mining operations, or any term that may imply mineral production, such as operations.

•	In particular, substitute the term mineral exploration for mining operations.

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There may be further comments concerning these points, pending your response.

We do not claim in our Form 10-K to have any reserves, as defined by the Guide. We do, however, generate revenue from our properties. To comply with regulations, we have made it clear that our company is currently engaged in mineral exploration activities and that you are in the exploration state. We have removed all references in our filing of the terms development, production, and mining operations, or any term that may imply mineral production, such as operations. .

2.

The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

We do not claim in our Form 10-K to have any reserves, as defined by the Guide. We do, however, generate revenue from our properties. To comply with regulations, we have removed the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration.

3.

We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

To the best of our knowledge, there are not any surface disturbances or contamination issues found on the surface or in the groundwater due to historical mining activities.

4.	Please provide the basis for preparing the mineral estimates in your Form 10-K in accordance with the requirements of the securities laws in effect in Canada as opposed to the United States.

We do not disclose any mineral estimates for our properties in the Form 10-K. We disclosed in our filing that “The Company has not conducted any drilling programs or commissioned an NI 43-101 compliant technical report. We plan to develop and conduct small-scale gold exploration within certain areas that are currently contained within our properties. The exploration on these projects will not be based on mineral reserves supported by an NI43-101 compliant technical report.”

5.	Please note that reserves for a mineral property will require the following:

•

Competent professional engineers conduct a detailed engineering and economic study, and the bankable or final feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

•	The historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.

•	The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

•	Please revise your disclosure accordingly.

We do not disclose any estimates for our properties in the Form 10-K. We disclosed in our filing that “The Company has not conducted any drilling programs or commissioned an NI 43-101 compliant technical report. We plan to develop and conduct small-scale gold exploration within certain areas that are currently contained within our properties. The exploration on these projects will not be based on mineral reserves supported by an NI43-101 compliant technical report.”

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6.

Please disclose your annual production as required by Item 102 of Regulation S-K, 6.Instruction 3. Your production reports should include your mine production tonnage and grade, plant feed and grade, concentrates produced and salable products.

The volume of ore processed to achieve our revenue was 38.9 tons for 2013.

7.	Please disclose the following information for each of your material properties:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, and/or mining concessions.

•	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, mining leases, or mining concessions.

•

Please include certain identifying information, such as the property names, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

We purchased our properties in Indonesia through purchase agreements. There is significant debt on some of our properties which is disclosed in our financial statements. In the Properties section, we included the following chart to describe our properties, ownership, when acquired, acquisition cost and total area:

Property	Asset Type	Date of Acquisition	Ownership and Type	Acquisition Cost	Total Area (hectares)
Talawaan	Gold	June 2013	100% Perpetual Mining License	$5,000,000	50.0
Ratatotok	Gold	June 2013	100% Perpetual Mining License	$2,000,000	30.0
Ratatotok South	Gold	December 2013	100% Perpetual Mining License	$250,000	8.5
Ratatotok Southeast	Gold	January 2014	100% Perpetual Mining License	$250,000	15.0

8.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

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•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

The description included in narrative has been expanded to respond to your questions.

9.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments uploaded to EDGAR. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

We have included a map for your review.

10.	It also appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

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Currently, there is no on-going program of exploration or reserve assessment. When the Company has the resources it will develop and disclose an exploration plan.

11.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Currently, there is no sample collection, sample preparation, and the analytical procedures used to develop your analytical results. When the Company has the resources it will develop and disclose a sampling plan.

We have attached a revised disclosure for to be placed in a refiled Form 10-K. Please contact me with any questions or comments.

Sincerely,

/s/ Nils A. Ollquist

Nils A. Ollquist

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-K/A

(Amendment No. 2)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________ to ____________

Commission File Number: 000-54707

BORNEO RESOURCE INVESTMENTS LTD.
(Exact name of registrant as specified in its charter)

Nevada	20-3724019
(State of other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

11/F, ADMIRALTY CENTRE, TOWER 218 HARCOURT ROAD ADMIRALTY K3

(Address of principal executive offices)

852-9377-6536

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $0.001 par value

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the registrant’s common stock held by non-affiliates of the registrant as of June 30, 2013 (the last business day of the registrant’s most recently completed second fiscal quarter) was approximately $4,440,520 assuming a market value of $0.25 per share.

As of April 15, 2014, the registrant had 74,250,459 shares of common stock outstanding.

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PART 1

Forward-Looking Information

This Form 10-K contains “forward-looking statements.” Forward-looking statements are based upon our current assumptions, expectations and beliefs concerning future developments and their potential effect on our business. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “approximately,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although the absence of these words does not necessarily mean that a statement is not forward-looking. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements.

Factors that may cause or contribute actual results to differ from these forward-looking statements include, but are not limited to, for example:

•	adverse economic conditions;
•	changes in the price of coal, gold or other minerals;
•	a change in the estimate of minerals on our concessions;
•	an inability to extract minerals from our properties;
•	changes in Indonesian law;
•	risks associated with counterparty default in any of our agreements
•	the ability to acquire funding;
•	other risks and uncertainties related to exploration and our business strategy; and
•	weather conditions in Indonesia;

This list is not exhaustive of the factors that may affect our forward-looking statements. All forward-looking statements speak only as of the date of this report. We undertake no obligation to update any forward-looking statements or other information contained herein. Stockholders and potential investors should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this report are reasonable, we cannot assure stockholders and potential investors that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from expectations under “Risk Factors” and elsewhere in this current report. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Item 1. Business

Business History

Borneo Resource Investments Ltd., (“Borneo” or the “Company”) was organized on June 14, 2004 under the laws of the State of Nevada as “Acme Entertainment, Inc.” On July 21, 2005, the Company changed its name to “INQB8, Inc.” On November 4, 2005, in connection with a merger with Aventura Resorts, Inc., a privately held Washington company, the Company changed its name to “Aventura Resorts, Inc.” (“Aventura”). Aventura’s business plan was to develop upscale resort communities for motorhome owners. The Company entered into several agreements to acquire resort properties. With the banking crisis in the United States and the downturn in real estate values, however, the Company was unable to complete either the attempted bank financing or equity transaction to complete the contemplated purchases.

On July 13, 2011, in anticipation of the merger, described below, with Interich International Limited (“Interich”), a British Virgin Islands Company, the Company changed its name to Borneo Resource Investments Ltd. On August 1, 2011 (the “Merger Date”), the Company was merged with Interich via a merger subsidiary the Company created for this transaction. From its inception, on September 22, 2009 until the date of the transaction, Interich was an inactive corporation with no significant assets or liabilities. The transaction has been accounted for as a reverse merger, and Interich was the acquiring company on the basis that Interich’s senior management became the entire senior management of the merged entity and there was a change of control of Borneo. While the transaction was accounted for using the purchase method of accounting, in substance the transaction was a recapitalization of Borneo’s capital structure.

In anticipation of the closing of the Interich transaction, on July 13, 2011, the Company effected a 100-to-1 reverse stock split of its issued and outstanding shares of common stock. As a result of the reverse stock split, the Company had 3,167,269 shares outstanding before the merger. In addition, the authorized number of shares of common stock was amended to authorize the Company to issue a total of 500,000,000 shares of capital stock, each with a par value of $0.001, which consists of 400,000,000 shares of common stock and 100,000,000 shares of preferred stock.

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In connection with the merger, Borneo issued 60,178,073 restricted common shares to stockholders of Interich. In addition, holders of convertible debt exchanged their notes for 6,154,860 of the Company’s common shares. The issued and outstanding number of common shares subsequent to the merger and the exchange of convertible debt was 69,500,205. As of April 11, 2014, we had 73,400,459 shares of common stock outstanding.

Our principal executive offices are located at 11/F Admiralty Centre, Tower 218 Harcourt Road Admiraly K3 and our telephone number is 852-9377-6536.

Our Business

Borneo is currently engaged in mineral exploration activities and that you are in the exploration state. Borneo’s mission is to develop a diverse platform of natural resource assets, specifically gold and coal, in Indonesia. The Company’s investment strategy is largely driven by the long term demand for raw materials, particularly precious metals and coal, arising from economic growth in Asia. The value matrix for our business is clear with a longer term, high value investment platform generated by the acquisition of high quality thermal coal concessions, complemented by cash flow investments in gold assets. In order to minimize capital investment requirements, in what is a high capital investment business, the Company’s intention is to expand and “prove” its coal concession platform with the ultimate monetization of these assets through joint ventures with major resource groups, “farming out” or selling the concessions. At the same time, the relatively small scale investment requirements of our gold strategy will generate significant cash flow leverage for our exploration as we continue to upgrade of our existing facilities and acquire additional properties.

Gold Properties

For its gold exploration, the Company is building a platform in the North Sulawesi area of the Indonesian archipelago, a gold rich area where traditional, small scale mining has yielded high levels of ore concentration from reef structures which were first identified by Newmont Mining over 20 years ago. The Company has already acquired a property through its purchase of a company that owns 50 hectares of property near Manado, the regional capital of Minahasa Regency in the Northeastern part of the island of Sulawesi and is in the process of building its investment in this region.

In June 2013, the Company entered into agreements to purchase PT Puncak Kalabat (“Kalabat”), an Indonesian registered corporation. Kalabat owns two properties, comprising a 50 hectare property located in Talawaan City of North Minahasa Regency (“Talawaan”) and a 30 hectare property located in the Southeast Minahasa Regency (“Ratatotok”) both located in the North Sulawesi Province. Beginning in May 2013, in anticipation of the closing of transaction enabling the Company to acquire Puncak, the exploration on the Talawaan Property began to change. Prior to and through May 2013, the exploration activities on the Talawaan Property operated as what could best be described as a cooperative. With the approval of the Seller, teams of individuals would granted areas on the property, and, at their own discretion, explore the site. Whatever ore they recovered was delivered to a central processing point. The ore would then be processed and the costs of processing were shared by the Seller and the prospectors. Once the gold was recovered and sold to local buyers, the Seller and the prospectors would then share the profits, after the necessary adjustments for processing costs. In addition, the equipment on the Talawaan Property was used by the prospectors on site, but by other prospectors in the area for their activities. Beginning in May 2013, the transition period prior to the closing of the transaction, working with the Seller, the people responsible for processing, the Company began to implement a coordinated structure and the tracking all exploration and processing activities on the Talawaan Property. In that the Talawaan Property had not been historically operated as a business, the company is treating the acquisition of the Talawaan Property as a purchase of a property, equipment and tools. The Company has not conducted any drilling programs or commissioned an NI 43-101 compliant technical report. We plan to develop and conduct small-scale gold exploration within certain areas that are currently contained within our properties. The exploration on these projects will not be based on mineral reserves supported by an NI43-101 compliant technical report.

In December 2013, through Kalabat, the Company finalized the purchase of a property for $250,000, including an initial $150,000 payment in cash and two subsequent payments of $50,000 each. The acquired property, with the project name of Ratatotok South, is located near the village of Ratatotok in the Southeast Minahasa Regency of the North Sulawesi Province of Indonesia. The property is adjacent to the southern border of one of Borneo’s other properties, Ratatotok. Ratatotok South was purchased with assets including a stockpile of ore on site ready for processing, as well as significant infrastructure and equipment. Borneo plans to immediately begin supplemental excavation, with further exploration slated to commence during first quarter 2014.

In January 2014, through Kalabat, finalized the purchase of another gold property. The 15 hectare property, with the project name Ratatotok Southeast, was acquired for $250,000. The property is located in the central section of a well-established gold reef structure. It is situated adjacent to two other Borneo gold properties, Ratatotok and Ratatotok South, located near the village of Ratatotok in the Southeast Minahasa Regency of the North Sulawesi Province of Indonesia.

The region where both the Talawaan and Ratatotok properties are located in is part of an extensive gold formation which was initially surveyed some 20 years ago. Talawaan and Ratatotok concession areas have been granted licenses in perpetuity by North Minahasa Regency and the Southeast Minahasa Regency respectively. Beginning in June 2013, the Company began generating revenue from the surface exploration of gold from Talawaan and is in the process of finalizing a budget to commence explorations at Ratatotok. The Company is actively assessing opportunities to acquire additional gold properties, both by way of land purchases and exploration.

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Talawaan

Talawaan is located close to the regional capital, Manado, and lies on a gold reef formation which runs for approximately 20km (12 miles) on an east/west axis. The Talawaan property is located a 50 hectare property located in Talawaan City of North Minahasa Regency. This area can be reached approximately 30 minutes by a car from Manado. The area has a typical equatorial climate with 2 seasons: rainy (November – March/April) and dry (May – October) with its highest rainfall in December A 4-wheel drive vehicle is recommended to gain access to the lesser-maintained dirt roads and trails. Water and electricity are locally sourced. Mining was previously done in the area. The gold reef which runs through the forested property is extensive and easily accessible from the surface to a depth of 250 meters with little or no overburden along most of its length. The ore is excavated manually using traditional tools such as broad hoes and craw bars. Any excavated ore is loaded into a container/bucket, drew up to the surface using pulley, and then packed in sacks and transported to a processing plant The property holds a license in perpetuity from the North Minahasa Regency. There are no conditions to maintain the property other than the repayment of debt. The Company began explorations on the Talawaan Property in June 2013. In July, a high concentration seam that comprised of loose clay lignite was discovered on the property. Explorations began on this part of the property at the end of September 2013. No formal drill program or reserve analysis undertaken and there can be no assurance of the continued presence of gold ore in the volcanic mineralisation reef on which the property is located.

Ratatotok, Ratatotok South, Ratatotok Southeast

Ratatotok is located near the village of Ratatotok, approximately 3 hours east of the regional capital of Manado and lies on a gold reef formation which runs east to west from the coast. The acquisition includes a perpetual license from the Southeast Minahasa Regency. Although there are currently no explorations on the Ratatotok, activities are being pursued in the areas immediately adjacent to the Ratatotok. Borneo plans to immediately begin supplemental excavation, with initial exploration slated to commence in first quarter 2014.

Coal Concessions

In addition to gold, the Company is pursuing coal concessions. Further, Borneo is creating a trading platform for thermal coal concessions and individual coal deposits through arbitrage between Indonesia supply chains and major energy importing nations including India and China. Indonesia is home to some of the richest deposits of steaming coal in the world. The Indonesian government has, for many years been awarding coal mining exploration and licenses to local indigenous groups. With strong relationships with local licensees, through two of its executive officers, the Company has created preferential access to these concession opportunities. Upon entering into agreements to acquire concessions, the Company will market the properties to companies and other interested parties. The Company, when presented with the opportunity to do so, will seek to acquire concessions in other regions of Indonesia.

With respect to its thermal coal investment platform, the Company has targeted Kalimantan on the island of Borneo, one of the world’s largest areas of high grade thermal coal deposits, through acquisition of properties. Currently, the Company holds one coal concession near the city of Balikpapan acquired from PT Chaya Meratus Primecoal (“Meratus”). In addition to Meratus, the Company has entered into memoranda of understanding or letters of intent with additional concession holders which will require the company to pay fees and conduct due diligence. The Company, when presented with the opportunity to do so, will seek to acquire concessions in other regions of Indonesia. Further, Borneo is creating a trading platform for thermal coal concessions and individual coal deposits through arbitrage between Indonesia supply chains and major energy importing nations including India, China and the Philippines.

Emerging Growth Company” Status under the Jumpstart Our Business Startups Act (“JOBS Act”)

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and
•

disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

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In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Seasonality

Our ability to continue explorations and our financial performance of our Indonesian properties are impacted by seasonality. The volume of gold tends to be lower from November to March due to heavy rains and muddy conditions that may lead to flooding and an inability to explore and process gold. Our explorations are also affected by religious holidays that are observed in Indonesia typically during July.

Competitive Factors

The mining industry is acutely competitive in all of its phases. We face strong competition from other companies in connection with the acquisition of exploration stage properties or properties containing coal reserves. Many of these companies have greater financial resources, experience and technical capabilities than us. It is our goal to develop a “land bank” of assets to buy and sell assets and explore coal with strategic partners. This will allow us to source coal from our properties to purchasers quickly and efficiently. It is the Company’s intention to identify strategic partners to coordinate construction of coal exploration infrastructure for concessions acquired. Ultimately, it is the Company’s intention to identify and negotiate with strategic partners to coordinate and pay for feasibility studies, construction of coal exploration infrastructure and explorations for concessions acquired. By working with select strategic partners and using limited recourse project financing, we anticipate we will be able to compete with larger companies with greater resources.

Raw Materials, Principal Suppliers and Customers

We are not dependent on any principal suppliers nor raw materials in our current business stage. For the year ended December 31, 2013 two customers accounted for 100% of total revenue from gold sales.

Government Regulations

On January 12, 2009, Law No 4 of 2009 on Mineral and Coal Mining (the “Mining Law”) came into effect. The Mining Law replaced Law No 11 of 1967 (the “Old Mining Law”) and made significant changes to Indonesia’s mining regulatory regime which operated for more than 40 years. Under the Old Mining Law, mining activities were permitted to be carried out under a mining authorization known as Kuasa Pertambangan (KP). There are a number of transitional issues relating to KPs issued under the Old Mining Law.

The Mining Law now provides for new forms of mining rights known as:

•	Mining Business Permits (Izin Usaha Pertambangan – IUP) – basic permits for conducting a mining enterprise within a commercial mining area; and
•	Special Mining Business Permits (Izin Usaha Pertambangan Khusus – IUPK) – permits for conducting a mining enterprise within a state reserve area.

State reserve areas will be determined by the government based on the government’s desire to reserve an area for national strategic needs or to conserve certain properties based on a need to protect the ecosystem or environment. The Company does not have any mining enterprises within a state reserve area.

For IUPs that are not "conversions" from KPs, every holder of an IUP will first need to obtain a Mining Business Permit Area (Wilayah Izin Usaha Pertambangan – WIUP) subject to prescribed minimum and maximum limits:

•	An Exploration IUP, which authorizes the holder to conduct general survey, exploration and feasibility studies; and
•	Production Operation IUP, which authorizes the holder to conduct construction, mining, processing and purification, hauling and selling.

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Under the Mining Law, an IUP holder is only allowed to hold one IUP. However, transitional provisions in Government Regulation No 23 of 2010 allow mining concession holders who held more than one concession before the enforcement of Mining Law, to convert those concessions to IUPs and hold on to them until expiration (subject to compliance with the conditions of the IUPs and the prevailing laws and regulations). While a company can hold only one IUP, companies may have several different subsidiaries apply for several different IUPs. The Company may then, therefore, obtain new IUPs.

The current situation in relation to the Mining Law is that:

•	KPs should have been converted to IUPs, as required under the implementing regulations; and
•	IUPs in relation to new work areas are not yet being issued. This is because the Government is still considering what mining areas will be opened up for tendering.

We expect foreign investment in the Indonesian mining industry to increase on the back of continued efforts by the government to improve the country's regulatory framework as it seeks to increase revenues derived from mining activities. In compliance with Indonesian regulations the Company, through Indonesian counsel, is filing a foreign investment approval application for all concession acquisitions in Indonesia. We do not expect the Mining Law, and the changes enacted, to impact our business.

Environmental Regulations

On October 3, 2009, the Indonesian Government passed Law No 32 of 2009 regarding Environmental Protection and Management (the “Environmental Law”), replacing Law No 23 of 1997 on Environmental Management (the “Old Environment Law”). Under the Environmental Law, every business activity having significant impact on the environment (like mining explorations) is required to carry out an environmental impact assessment (known as an AMDAL). Based on the assessment of the AMDAL by the Commission of AMDAL Assessment, the Minister, Governor, or Mayor/Regent (in accordance with their respective authority) must specify a decree of environmental feasibility. The decree of environmental feasibility is used as the basis for the issuance of an environmental license by the Minister, Governor, or Mayor/Regent (as applicable). The environmental license is a pre-requisite to obtaining the relevant business license. One of the business activities that must have an AMDAL is the exploitation of mineral resources. The Minister for Environmental Affairs is responsible for issuing a list of the types of businesses which must have an AMDAL as a pre-requisite to being licensed.

There are only a few implementing regulations that have been issued in relation to the Environmental Law. As a result, the implementing regulations of the Old Environment Law still apply in some circumstances, to the extent that they do not contradict the Environmental Law. Under the Old Environmental Law and its implementing regulations: (a) an AMDAL is not required to be prepared for general survey and exploration activities; and (b) an AMDAL must be prepared and approved in order for a business to enter into the exploitation phase. Projects (or sub-projects) which are not required to have an AMDAL may nevertheless still be required to prepare Environmental Management Efforts (UKL) and Environmental Monitoring Efforts (UPL). Technical guidelines announced by the Minister of Energy and Mineral Resources state that regional governments are responsible for approving AMDALs in their respective jurisdictions and for supervising environmental management and the monitoring efforts of an IUP holder.

Further details regarding AMDAL requirements are set out in Government Regulation No 27 of 1999 on Environmental Impact Assessment, which is the implementing regulation of the Old Environment Law. Under the Old Environment Law and its implementing regulations, an AMDAL consists of several components, namely: (a) a framework of reference document used to establish the framework for the AMDAL (KA-ANDAL); (b) an environmental impact analysis report (ANDAL); (c) an environmental management plan (RKL); and (d) an environmental monitoring plan (RPL). Although the components of an AMDAL have not been specified, the Environmental Law stipulates that an AMDAL document must contain the following: (a) an assessment of the impact of the business activities plan; (b) an evaluation of the activities in the area surrounding the location of the business; (c) feedback from the community on the business activities plan; (d) an estimation of the impact and significance of the impact that may occur if the business activities plan is implemented; (e) a holistic evaluation of the impact that may occur to determine the environmental feasibility; and (f) an environmental management and monitoring plan. In addition to the requirement to obtain an environmental license, every business and/or activity that has the potential to cause a significant impact on the environment, a threat to the ecosystem and life, and/or human health and safety must also conduct an environmental risk analysis. A number of other regulations also apply to mining explorations, requiring operators to obtain licenses for the disposal of waste and toxic or hazardous materials.

We do not expect the Environmental Law, and the changes enacted, to impact our business.

Employees

We retain our three officers, namely our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer as independent contractors. Our officers spend approximately, and some weeks, in excess of 40 hours per week working on the Company’s business. We are heavily dependent on the continued active participation of these current executive officers. The loss of any of the senior management could significantly and negatively impact the business until adequate replacements can be identified and put in place. We have engaged a local Indonesian geologist as an independent consultant and plan to engage other independent contractors in connection with the exploration of our properties, such as drillers, geophysicists, geologists and other technical disciplines from time to time.

We have approximately 20 employees at our Indonesian properties, including administrative and processing personnel. In addition, we retain the services of approximately 100 workers.

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Item 1A. Risk Factors

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this item.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

For its gold exploration, the Company is building a platform in the North Sulawesi area of the Indonesian archipelago, a gold rich area where traditional, small scale mining has yielded high levels of ore concentration from reef structures which were first identified by Newmont Mining over 20 years ago. The Company owns the following projects:

Property	Asset Type	Date of Acquisition	Ownership and Type	Acquisition Cost	Total Area (hectares)
Talawaan	Gold	June 2013	100% Perpetual Mining License	$5,000,000	50.0
Ratatotok	Gold	June 2013	100% Perpetual Mining License	$2,000,000	30.0
Ratatotok South	Gold	December 2013	100% Perpetual Mining License	$250,000	8.5
Ratatotok Southeast	Gold	January 2014	100% Perpetual Mining License	$250,000	15.0

Office Properties

On May 17, 2012, Borneo signed an office license agreement (rental agreement) for offices in Hong Kong. The agreement was for six months. The monthly fee is HKD$16,000 which equals approximately $4,200 per month. On September 6, 2012, effective December 1, 2012, the office rental agreement for the offices in Hong Kong has been extended in increments of an additional six months. The current rate rental rate is HKD$19,515 per month which equals approximately $2,600. The offices rented by the Company are suitable and adequate for their current use and the Company does not believe it will need to increase its leased office space in the near future.

On September 14, 2011, the Company signed an office rental agreement for its corporate offices in Bothell, Washington USA. The lease is month-to-month and the monthly rental is $300 per month and expired in 2014.

Item 3. Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results.

Item 4. Mine Safety Disclosure

Not applicable.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Since July 2004, our common stock has been quoted in the OTC Pink Market. From July 2004 to November 2005, our common stock was quoted using the symbol ACEE. From November 2005 to September 2011, our common stock was quoted using the symbol AVTJ. Since September 2011, our common stock has been quoted using the symbol BRNE. The following table sets forth the range of high and low sales prices per share of the common stock for each of the calendar quarters identified below as reported by the OTC Pink Market. These quotations represent inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

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Year ended December 31, 2013:	High	Low
January 1, 2013 to March 31, 2013	$0.95	0.67
April l, 2013 to June 30, 2013	0.87	0.13
July 1, 2013 to September 30, 2013	0.49	0.08
October 1, 2013 to December 31, 2013	0.60	0.10

Year ending December 31, 2012	High	Low
January 1, 2012 to March 31, 2012	$2.90	$1.15
April 1, 2012 to June 30, 2012	2.04	1.01
July 1, 2012 to September 30 , 2012	2.00	0.55
October 1, 2012 to December 31 , 2012	1.32	0.42

Holders

As of April 7, 2014, there were approximately 60 stockholders of record of our common stock. This does not reflect persons or entities that hold their stock in nominee or “street name”.

Dividends

The Company has not paid any cash dividends to date, and it has no intention of paying any cash dividends on its common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of its Board of Directors and to certain limitations imposed under Nevada corporate law. The timing, amount and form of dividends, if any, will depend on, among other things, results, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

Stock Compensation Plans

The Company does not have any stock compensation plans.

Recent Sales of Unregistered Securities.

The following sets forth certain information concerning securities which were sold or issued by us without the registration of the securities under the U.S. Securities Act of 1933, as amended (the “Securities Act”) in reliance on exemptions from such registration requirements within the past three years:

All of the foregoing securities were issued in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D. The issuance was not a public offering based upon the following factors: (i) a limited number of securities were issued to a limited number of offerees; (ii) there was no public solicitation; (iii) each offeree was an “accredited investor,” (iv) the investment intent of the offerees; and (v) the restriction on transferability of the securities issued. There no underwriter used in any transaction. The proceeds from the private offerings will be used for working capital, general corporate expenses and the acquisition and exploration of properties.

Securities Authorized for Issuance under Equity Compensation Plans

We do not have any securities authorized for issuance under any equity compensation plans.

Warrants

The following table summarizes the changes in warrants outstanding and related prices for the shares of the Company’s common stock issued to shareholders at December 31, 2013:

Exercise Price	Number Outstanding	Warrants Outstanding Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise price	Number Exercisable	Warrants Exercisable Weighted Average Exercise Price

$0.60	5,100,000	5.00	$0.60	5,100,000	$0.60

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Transactions involving the Company’s warrant issuance are summarized as follows:

		Stock Warrants
		Weighted Average
		Exercise
	Shares	Price
Outstanding at December 31, 2012	1,025,000	$0.30
Granted in 2013	5,100,000	0.60
Cancelled	-	-
Expired	(860,000)	0.30
Exercised	(165,000)	$0.30
Outstanding at December 31, 2013	5,100,000	$0.60

During the year ended December 31, 2011, the Company has issued 1,025,000 warrants to Note holders (“2011 Warrants”). During the year ended December 31, 2012, no warrants were cancelled, expired or were exercised. During the year ended December 31, 2013, no warrants were cancelled, 860,000 warrants expired, 165,000 were exercised and the Company issued 5,100,000 warrants.

Item 6. Selected Financial Data.

Not applicable.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results.

This discussion summarizes the significant factors affecting the results, financial condition, liquidity and cash flows of the Company and its subsidiary. The discussion and analysis that follows should be read together with our consolidated financial statements and the notes to the consolidated financial statements included elsewhere in this registration statement. Except for historical information, the matters discussed in this section are forward looking statements that involve risks and uncertainties and are based upon judgments concerning various factors that are beyond the Company’s control.

Business History

Borneo Resource Investments Ltd., (“Borneo” or the “Company”) was organized on June 14, 2004 under the laws of the State of Nevada as “Acme Entertainment, Inc.” On July 21, 2005, the Company changed its name to “INQB8, Inc.” On November 4, 2005, in connection with a merger with Aventura Resorts, Inc., a privately held Washington company, the Company changed its name to “Aventura Resorts, Inc.” (“Aventura”).

Aventura’s business plan was to develop upscale resort communities for motorhome owners. The Company entered into several agreements to acquire resort properties. With the banking crisis in the United States and the downturn in real estate values, however, the Company was unable to complete either the attempted bank financing or equity transaction to complete the contemplated purchases.

On July 13, 2011, in anticipation of the merger, described below, with Interich International Limited (“Interich”), a British Virgin Islands company, the Company changed its name to Borneo Resource Investments Ltd. On August 1, 2011 (the “Merger Date”), the Company was merged with Interich via a merger subsidiary the Company created for this transaction. From its inception, on September 22, 2009 until the date of the transaction, Interich was an inactive corporation with no significant assets or liabilities. The transaction has been accounted for as a reverse merger, and Interich was the acquiring company on the basis that Interich’s senior management became the entire senior management of the merged entity and there was a change of control of Borneo. While the transaction was accounted for using the purchase method of accounting, in substance the transaction was a recapitalization of Borneo’s capital structure.

In anticipation of the closing of the Interich transaction, on July 13, 2011, the Company effected a 100-to-1 reverse stock split of its issued and outstanding shares of common stock. As a result of the reverse stock split, the Company had 3,167,269 shares outstanding before the merger. In addition, the authorized number of shares of common stock was amended to authorize the Company to issue a total of 500,000,000 shares of capital stock, each with a par value of $0.001, which consists of 400,000,000 shares of common stock and 100,000,000 shares of preferred stock.

In connection with the merger, Borneo issued 60,178,073 restricted common shares to stockholders of Interich. In addition, holders of convertible debt exchanged their notes for 6,154,860 of the Company’s common shares. The issued and outstanding number of common shares subsequent to the merger and the exchange of convertible debt was 69,500,205. As of April 15, 2014, we had 74,250,459 shares of common stock outstanding.

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Our Business

Borneo is currently engaged in mineral exploration activities and that you are in the exploration state. Borneo’s mission is to develop a diverse platform of natural resource assets, specifically gold and coal, in Indonesia. The Company’s investment strategy is largely driven by the long term demand for raw materials, particularly precious metals and coal, arising from economic growth in Asia. The value matrix for our business is clear with a longer term, high value investment platform generated by the acquisition of high quality thermal coal concessions, complemented by cash flow investments in gold assets. In order to minimize capital investment requirements, in what is a high capital investment business, the Company’s intention is to expand and “prove” its coal concession platform with the ultimate monetization of these assets through joint ventures with major resource groups, “farming out” or selling the concessions. At the same time, the relatively small scale investment requirements of our gold strategy will generate significant cash flow leverage for our business as we continue exploration through the upgrading of our existing facilities and acquisition of additional properties.

Gold Properties

For its gold exploration, the Company is building a platform in the North Sulawesi area of the Indonesian archipelago, a gold rich area where traditional, small scale mining has yielded high levels of ore concentration from reef structures which were first identified by Newmont Mining over 20 years ago. The Company has already acquired a property through its purchase of a company that owns 50 hectares of property near Manado, the regional capital of Minahasa Regency in the Northeastern part of the island of Sulawesi and is in the process of building its investment in this region.

In June 2013, the Company entered into agreements to purchase PT Puncak Kalabat, an Indonesia corporation (“Kalabat”). Kalabat owns two properties, a 50 hectares of property (the “Talawaan Property”) and 30 hectares of property (the “Ratatotok Property”) in the Manado, Indonesia region. The Company is generating revenue from the exploration of gold on the Talawaan Property and is researching the feasibility of the Ratatotok Property. The Company began generating revenues from gold sales during the month of June.

In June 2013, the Company entered into agreements to purchase PT Puncak Kalabat (“Kalabat”), an Indonesian registered corporation. Kalabat owns two properties, comprising a 50 hectare property located in Talawaan City of North Minahasa Regency (“Talawaan”) and a 30 hectare property located in the Southeast Minahasa Regency (“Ratatotok”) both located in the North Sulawesi Province. Beginning in May 2013, in anticipation of the closing of transaction enabling the Company to acquire Puncak, the exploration on the Talawaan Property began to change. Prior to and through May 2013, the activities on the Talawaan Property operated as what could best be described as a cooperative. With the approval of the Seller, teams of individuals would granted areas on the property, and, at their own discretion, explore the site. Whatever ore they recovered was delivered to a central processing point. The ore would then be processed and the costs of processing were shared by the Seller and the prospectors. Once the gold was recovered and sold to local buyers, the Seller and the prospectors would then share the profits, after the necessary adjustments for processing costs. In addition, the equipment on the Talawaan Property was used by the prospectors on site, but by other prospectors in the area for their activities. Beginning in May 2013, the transition period prior to the closing of the transaction, working with the Seller, miners and the people responsible for processing, the Company began to implement a coordinated structure and the tracking all processing activities on the Talawaan Property. In that the Talawaan Property had not been historically operated as a business, the company is treating the acquisition of the Talawaan Property as a purchase of a property, equipment and tools. The Company has not conducted any drilling programs or commissioned an NI 43-101 compliant technical report. We plan to develop and conduct small-scale gold mining within certain areas that are currently contained within our properties. The exploration on these projects will not be based on mineral reserves supported by an NI43-101 compliant technical report.

In December 2013, through Kalabat, the Company finalized the purchase of a property for $250,000, including an initial $150,000 payment in cash and two subsequent payments of $50,000 each. The acquired property, with the project name of Ratatotok South, is located near the village of Ratatotok in the Southeast Minahasa Regency of the North Sulawesi Province of Indonesia. The property is adjacent to the southern border of one of Borneo’s other properties, Ratatotok. Ratatotok South was purchased with assets including a stockpile of ore on site ready for processing, as well as significant infrastructure and equipment. Borneo plans to immediately begin supplemental excavation, with initial exploration slated to commence during first quarter 2014.

In January 2014, through Kalabat, finalized the purchase of another property. The 15 hectare property, with the project name Ratatotok Southeast, was acquired for $250,000. The property is located in the central section of a well-established gold reef structure. It is situated adjacent to two other Borneo gold properties, Ratatotok and Ratatotok South, located near the village of Ratatotok in the Southeast Minahasa Regency of the North Sulawesi Province of Indonesia.

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The region where both the Talawaan and Ratatotok properties are located in is part of an extensive gold formation which was initially surveyed some 20 years ago. Talawaan and Ratatotok concession areas have been granted licenses in perpetuity by North Minahasa Regency and the Southeast Minahasa Regency respectively. Beginning in June 2013, the Company began generating revenue from the surface exploration of gold from Talawaan and is in the process of finalizing a budget to commence explorations at Ratatotok. The Company is actively assessing opportunities to acquire additional gold properties, both by way of land purchases and exploration licenses.

Talawaan

Talawaan is located close to the regional capital, Manado, and lies on a gold reef formation which runs for approximately 20km (12 miles) on an east/west axis. The gold reef which runs through the forested property is extensive and easily accessible from the surface to a depth of 250 meters with little or no overburden along most of its length. The property holds a license in perpetuity from the North Minahasa Regency. The Company began explorations on the Talawaan Property in June 2013. In July, a high concentration seam that comprised of loose clay lignite was discovered on the property. Explorations began on this part of the property at the end of September 2013.

Ratatotok, Ratatotok South, Ratatotok Southeast

Ratatotok is located near the village of Ratatotok, approximately 3 hours east of the regional capital of Manado and lies on a gold reef formation which runs east to west from the coast. The acquisition includes a perpetual license from the Southeast Minahasa Regency. Although there are currently no explorations on the Ratatotok, activities are being pursued in the areas immediately adjacent to the Ratatotok. Borneo plans to immediately begin supplemental excavation, with initial exploration slated to commence in first quarter 2014.

Coal Concessions

In addition to gold, the Company is pursuing coal concessions. Further, Borneo is creating a trading platform for thermal coal concessions and individual coal deposits through arbitrage between Indonesia supply chains and major energy importing nations including India and China. Indonesia is home to some of the richest deposits of steaming coal in the world. The Indonesian government has, for many years been awarding coal mining exploration and licenses to local indigenous groups. With strong relationships with local licensees, through two of its executive officers, the Company has created preferential access to these concession opportunities. Upon entering into agreements to acquire concessions, the Company will market the properties to mining companies and other interested parties. The Company, when presented with the opportunity to do so, will seek to acquire concessions in other regions of Indonesia.

With respect to the coal investment platform, the Company has targeted Kalimantan on the island of Borneo, one of the world’s largest areas of high grade thermal coal deposits, through acquisition of licenses. Currently, the Company holds one coal mining concession near the city of Balikpapan acquired from PT Chaya Meratus Primecoal (“Meratus”). In addition to Meratus, the Company has entered into memoranda of understanding or letters of intent with additional concession holders which will require the company to pay fees and conduct due diligence. Further, Borneo is creating a trading platform for thermal coal concessions and individual coal deposits through arbitrage between Indonesia supply chains and major energy importing nations including India, China and the Philippines.

Emerging Growth Company” Status under the Jumpstart Our Business Startups Act (“JOBS Act”)

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and
•

disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period.

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We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results

	Years Ended
	December 31, 2013	December 31, 2012

Sales	$985,408	$-
Contract Processing	156,000	-
	1,141,408	-
Cost and expenses
Costs applicable to sales	544,043	-
Depreciation	16,203	-
General and administrative	805,270	885,669
Stock based compensation	2,113,471	-

Operating loss	(2,337,579)	(885,669)

Other income (expense)
Net interest expense	(39,281)	(40,486)
Amortization of debt discount	-	(908,286)

Net loss before provision of income taxes	(2,376,860)	(1,834,441)

Provision for income taxes
Current	(62,670)	-
Deferred	-	-
Total income taxes	(62,670)	-

Net loss	(2,439,530)	(1,834,441)

Net income attributable to noncontrolling interests	43,870	-

Net loss attributable to Borneo stockholders	$(2,483,400)	$(1,834,441)

Revenues. The Company generated revenues of $1,141,408 and $0 for the years ended December 31, 2013 and 2012, respectively.

Costs Applicable to Sales. The cost applicable to sales is for labor and other costs incurred in processing the gold. Miners are compensated based on sales of the gold on the property net of processing expenses. General and administrative consisted primarily of compensation for our officers and consultants.

Net Interest Expense and Amortization of Debt Discount. Net interest expense increased as a result of the utilization of debt to fund the business. Amortization of debt discount and net interest expense were higher in 2012 due to the conversion of our convertible debt described below.

Liquidity and Capital Resources

On June 10, 2013, the Company entered into purchase agreements for the Talawaan Property, for an aggregate purchase price of $5,000,000, and the Ratatotok Property, for an aggregate purchase price of $2,000,000, by and among the Company, Kalabat and Sanding Longdong. These replaced purchase agreements previously entered into by the Company. The aggregate purchase price for the Talawaan Property and Ratatotok Property is $7,000,000. As of December 31, 2013, the balance outstanding from this accrued liabilities-property acquisition affiliate and promissory notes affiliate was $1,711,610 and $1,951,425, respectively.

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Cash Flows for the year ended December 31, 2013

On December 31, 2013, we had a working capital deficit of $4,673,290 and stockholders’ equity of $1,743,560. We had cash equivalents of $8,785. Cash used in operating activities was $665,715 for the year ended December 31, 2013 which was the result of a net loss of $2,439,531 principally offset by a non-cash amortization of stock based compensation on the issuance of warrants and common stock of $2,113,471. During the year ended December 31, 2013, cash used by investing activities was $195,000. Cash provided by financing activities for the year ended December 31, 2013 was $868,310 from the sale of our common stock $49,500 and the issuance of promissory notes $818,810.

Cash Flows for the year ended December 31, 2012

On December 31, 2012, we had a working capital deficit of $438,828 and stockholders’ deficit of $436,010. We had cash equivalents of $1,190. Cash used in operating activities was $561,375 for the year ended December 31, 2012 which was the result of a net loss of $1,834,441 principally offset by a non-cash amortization of deferred debt discount on our convertible notes of $908,286 and an increase in accounts payable and accrued interest. Cash provided by financing activities for the year ended December 31, 2012 was $331,000 from the sale of our common stock $280,000 and the issuance of promissory notes $51,000.

As of December 31, 2012, principal of $950,000 plus accrued interest of $58,077 had been converted to common stock by the terms of the notes, leaving two notes with a principal balance remaining of $75,000, which are in default as of December 31, 2012. As provided for in under the terms of the notes, effective October 31, 2012, the interest rate of the notes increased to 14% per annum.

Financial Position

Our financial statements have been prepared assuming that we will continue as a going concern. Borneo’s mission is to develop a diverse platform of natural resource assets, specifically gold and coal, in Indonesia. The Company’s investment strategy is largely driven by the long term demand for raw materials, particularly precious metals and coal, arising from economic growth in Asia. The value matrix for our business is clear with a longer term, high value investment platform generated by the acquisition of high quality thermal coal concessions, complemented by cash flow investments in gold assets. In order to minimize capital investment requirements, in what is a high capital investment business, the Company’s intention is to expand and “prove” its coal concession platform with the ultimate monetization of these assets through joint ventures with major resource groups, “farming out” or selling the concessions. At the same time, the relatively small scale investment requirements of our gold strategy will generate significant cash flow leverage for our business as we continue to build exploration through the upgrading of our existing facilities and acquisition of additional properties.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. The ability of the Company to continue as a going concern is in doubt and dependent upon achieving a profitable level and on the ability of the Company to obtain necessary financing to fund ongoing business.

Borneo has acquired four properties, primarily through asset purchase agreements. In addition, Borneo has entered into agreements to acquire coal concessions, primarily letters of intent and agreements of understanding, that are not legally binding on either the concession holder or the Company until the parties enter into definitive agreements which will require the company to pay fees and conduct due diligence, with concession holders in the Indonesian region. The Company does not have the funds to make any commitments on its Letters of Intent. The Company’s strategy is to acquire coal concessions and develop a “land bank” of assets to buy and sell assets and arrange for strategic partners to explore coal on such concessions. It is the Company’s intention to select strategic partners to coordinate construction of coal exploration infrastructure for concessions acquired. Ultimately, it is the Company’s intention to identify and negotiate with strategic partners to coordinate and pay for feasibility studies, construction of the infrastructure and explorations for concessions acquired.

To continue its business over the next year, the Company needs $600,000 for salaries for their officers and to meet other administrative expenses. To meet these objectives, the Company continues to seek other sources of financing in order to support existing business and expand the range and scope of its business. It will only be able to pursue its expansion of its explorations if other sources of financing are found. It will only be able to pursue its coal explorations if they are able to obtain a business partner to conduct coal explorations. However, there are no assurances that any such financing for either activity can be obtained on acceptable terms and timely manner, if at all. The failure to obtain the necessary working capital would have a material adverse effect on the business prospects and, depending upon the shortfall, the Company may have to curtail or cease its business.

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Commitments

Borneo has entered into agreements to acquire its properties primarily through asset purchase agreements. Borneo has also entered agreements to acquire coal concessions, primarily letters of intent and agreements of understanding, with concession holders in the Indonesian region. For the coal concessions, it is the Company’s intention to identify and negotiate with strategic partners to coordinate and pay for feasibility studies, construction of infrastructure and explorations for the coal concessions acquired. If coal exploration is feasible, Borneo may enter into a partnership to explore the coal concession or sell the coal concession to a mining company. Each of the coal agreements call for or may require further negotiations among the parties.

Prior to the merger between Borneo and Interich, Interich acquired in exchange for Interich stock an 80% interest in PT Chaya Meratus Primecoal, an Indonesian limited liability company, which is the holder of the exclusive rights concession for up to 6,000 hectares in the Tanjung Area Basin of South East Kalimantan. Borneo may, with any available cash, perform geological tests or identify a strategic partner to determine the feasibility of exploration on the PT Chaya Meratus Primecoal concession.

Financing

From September 21, 2012 through December 31, 2012 the Company secured $31,000 in loans in the form of short-term promissory notes from non-affiliates. The promissory notes have a term ranging from thirty days to one year and pay compound interest of five percent per annum. Where applicable the loans with a shorter term have been extended. Under the terms of the short-term promissory notes, the Company is not in default. During the year ended December 31, 2013, the Company secured $30,000 and $2,500 in loans in the form of short-term promissory notes from non-affiliated third parties. During the same period three loans with principal totaling $6,000 was repaid. As of December 31, 2013 and 2012, the balance outstanding from short term promissory notes- other was $57,500 and $31,000, respectively. On March 28, 2014, the holder of the loan with a principal balance of $30,000 agreed to exchange the principal and interest on the note for shares of common stock of the Company. See discussion Note 8 Capital Stock and Note 14 Subsequent Events.

From November 9, 2012 through December 31, 2012 the Company secured $20,000 in loans in the form of short-term promissory notes from related parties. The promissory notes range from thirty days to 90 days and pay compound interest of five percent per annum. Under the terms of the short-term promissory notes, the Company is not in default. During the year ended December 31, 2013, the Company secured $2,000 in loans from a related party in the form of short-term promissory note. The promissory notes range from thirty days to 90 days and pay compound interest of five percent per annum. Under the terms of the short-term promissory note, the Company is not in default. See the discussion Note 12 Related Party Transactions. As of December 31, 2013, the balance outstanding from short-term promissory notes-related party was $22,000 and $20,000, respectively.

During the year ended December 31, 2013, the Company secured $355,216 in loans from a non-affiliated third party in the form of long-term promissory notes. The promissory notes have a term of five years and pay compound interest of five percent per annum.

During the year ended December 31, 2013, the Company secured $415,093 in loans from related parties in the form of long-term promissory notes. The promissory notes have a term of five years and pay compound interest of five percent per annum. See the discussion Note 12 Related Party Transactions.

From January 1, 2014 through April 11, 2014, the Company secured $186,748 in loans from related parties in the form of long-term promissory notes. The promissory notes have a term of five years and pay compound interest of five percent per annum. See the discussion Note 12 Related Party Transactions and Note 14 Subsequent Events.

Between January 1, 2014 and the report date, the Company secured loans for $24,000, $10,000 and $12,500, from a non-affiliated third party in the form of a short-term promissory notes. The promissory notes have a term of six months and pay compound interest at five percent. Under the terms of the promissory notes, the Company is not in default. See Note 10 Commitments and Contingencies.

During the year ended December 31, 2013, the Company secured three convertible promissory notes of $37,500, 32,500, and $42,500. The notes bear interest at the rate of 8% until they mature, or until there is an event of default; thereafter, any portion of the principal or interest which has not been settled will be subject to interest at the rate of 22% per annum. The notes mature nine months after issuance, and may be prepaid during the period of six months of issuance, in full, at various rates ranging from 115% to 140% of the principal balance plus accrued interest to the date of prepayment. The holder has the option to convert any balance of principal and interest which is unpaid at after a period of 180 days or thereafter, into common stock of the Company. The rate of conversion for these notes is calculated as the average of the lowest three trading prices during the ten trading days immediately preceding such conversion, discounted by 42%. Under the terms of the convertible promissory note, the Company is not in default. On January 30, 2014 and March 28, 2014, respectively the Company repaid this convertible notes with accrued interest, prepayment charges and principal balances of $37,500 and $32,500. See discussion Note 14 Subsequent Events.

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Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, liquidity or capital expenditures.

Critical Accounting Policies

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

The Company earns revenue from sale of gold as well as contract processing of third party’s gold ore in the Company’s facilities. Revenue from sale of gold is recognized when title and risk of loss is passed on to the customer generally upon manual delivery of the sale to the customer subject to assurance of collection. Contract processing revenue is recognized when services are performed and collection is assured.

Cost of Revenue

Cost of revenue consists of costs associated with exploration and other activities that are directly related to revenue-generation. The Company becomes obligated to make payments to miners @ 30% of net revenue profit sharing in the period the product are delivered or occur. Such expenses are classified as cost of revenue in the corresponding period in which the revenue is recognized in the accompanying consolidated statement of operations.

Inventories

Product inventories are valued at the lower of average cost and net realizable value. Work-in-process inventories, including ore stockpiles, are valued at the lower of average cost and net realizable value, after an allowance for further processing costs. Finished goods inventory, characterized as concentrate, is valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. The inventory on hand was $-0- at December 31, 2013 and 2012.

Properties, plant and equipment

Properties, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of Properties, plant or equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the exploration of properties once the technical feasibility and commercial viability has been established.

Exploration and evaluation costs are those costs required to find a property and determine commercial feasibility. These costs include costs to establish an initial resource and determine whether inferred resources can be upgraded to measured and indicated resources and whether measured and indicated resources can be converted to proven and probable reserves. Project costs related to exploration and evaluation activities are expensed as incurred until such time as the Company has defined plans. Thereafter, costs for the project are capitalized prospectively in properties, plant and equipment. The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, with these assets recognized at cost.

Capitalized exploration and evaluation costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to capitalized exploration costs within property, plant and equipment. Technical feasibility and commercial viability generally coincide with the establishment of proven and probable reserves; however, this determination may be impacted by management’s assessment of certain modifying factors.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment and amortized separately over their useful lives.

Plant and equipment is recorded at cost and amortized using the straight-line method. The accumulated costs of properties that are developed and then amortized using the units of production method, based on proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for properties, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

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Impairment of Long-Lived Assets

The Company’s tangible assets are reviewed for indications of impairment at each financial statement date. If an indicator of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

The recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Management periodically reviews the carrying value of its exploration and evaluation assets with internal and external industry professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, forecast future metal prices, forecast future costs of exploring a property, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre- determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are recoverable.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future exploration or sale, the related costs are charged in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

The impairment expenses was $-0- during the years ended December 31, 2013 and 2012.

Reclamation and rehabilitation obligations

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of property, plant and equipment, when those obligations result from the acquisition, construction or exploration of the assets. A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset.

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs and for the accretion of discounted underlying future cash flows. The unwinding of the effect of discounting the provision is recorded as a finance cost in profit or loss for the period.

The reclamation expenses was $-0- during the years ended December 31, 2013 and 2012.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in United States requires management to make estimates based on assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities, and the reported amounts of revenues and expenses during the reporting periods. Accordingly, our accounting estimates require the exercise of judgment. While management believes that the estimates and assumptions used in preparation of consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates that may have a significant effect include impairment analysis relating to material properties, volatility calculations relating to warrants. The accounting estimates used in preparation of the consolidated financial statements may change as new events occur, more experience is acquired, additional information is obtained and our environment changes.

Cash and Cash Equivalent

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2013 and 2012, cash consists of a checking account and money market account held by financial institutions.

Prepaid Project Expenses

The Company accounts for payments made in advance of the transfer of title on properties being acquired as project prepayments. When the payment specified by the agreement is made and the property title is transferred to the Company, the costs associated with the property, are accounted for as described above in Properties, Plant and Equipment.

The project deposit $15,000 and $-0- at December 31, 2013 and 2012, respectively.

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Income Taxes

The Company has adopted Accounting Standards Codification subtopic 740-10, Income Taxes (“ASC 740-10”) which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes consist primarily of timing differences such as deferred officers’ compensation and stock compensation accounting versus tax differences.

Net Loss Per Share, basic and diluted

The Company has adopted Accounting Standards Codification Subtopic 260-10, Earnings Per Share (“ASC 260-10) specifying the computation, presentation and disclosure requirements of earning per share information. Basic income or loss per share has been computed by dividing the net income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. All of the shares issuable upon conversion of the notes payable and exercise of warrants had exercise prices greater than the average market price of the Company’s common stock during the period ended December 31, 2013 and are excluded from the calculation of diluted net income per share because their effect is anti-dilutive. Shares issuable upon conversion of the notes payable and exercise of warrants has been excluded as a common stock equivalent in the diluted loss per share because their effect is anti-dilutive on the computation.

Derivative Instruments

The Company accounts for derivative instruments in accordance with Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

For the periods ended December 31, 2013 and 2012, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities. The August 6, 2013, November 11, 2013 and November 22, 2013 convertible promissory notes have a variable conversion feature that does not become effective until February 2014, April 2014, and June 2014 respectively.

Fair Value of Financial Instruments

The Company's financial instruments, as defined by Accounting Standard Codification subtopic 825-10, Financial Instrument (“ASC 825-10), include cash, accounts payable and convertible note payable. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2013 and 2012.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions

The Company does not have any assets or liabilities measured at fair value on a recurring basis at December 31, 2013 and 2012. The Company did not have any fair value adjustments for assets and liabilities measured at fair value on a nonrecurring basis during the periods ended December 31, 2013 and 2012.

Foreign Currency Translation and Comprehensive Income (Loss)

The functional currency of Interich is the Hong Kong Dollar (“HKD”). For financial reporting purposes, HKD were translated into United States Dollars (“USD” or “$”) as the reporting currency. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the reporting period.

The functional currency of Puncak is the Indonesian Rupiah (“IDR”). For financial reporting purposes, IDR were translated into United States Dollars (“USD” or “$”) as the reporting currency. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the reporting period.

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Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income”. Gains and losses resulting from foreign currency transactions are included in the consolidated results. There has been no significant fluctuation in the exchange rate for the conversion of HKD to USD or IDR to USD during the reporting period and after the balance sheet date.

The Company uses Accounting Standard Codification 220 “Comprehensive Income”. Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. Comprehensive income consisted of net income and foreign currency translation adjustments.

Noncontrolling Interests

Noncontrolling interests in our subsidiary are recorded in accordance with the provisions of ASC 810, “Consolidation” and are reported as a component of equity, separate from the parent company’s equity. Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions. Results attributable to the noncontrolling interests are included in our consolidated results and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

Stock Based Compensation

The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”) which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

As of December 31, 2013 and 2012, the Company did not have any issued and outstanding stock options.

Concentration and Credit Risk, Significant Customers and Supplier Risk

The Company’s principal business are all carried out in Indonesia. Accordingly, the Company’s business, financial condition and results may be influenced by the political, economic and legal environments in Indonesia, and by the general state of Indonesia’s economy. The Company’s business in Indonesia are subject to specific considerations and significant risks not typically associated with companies in North America. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

For the year ended December 31, 2013 two customers accounted for 100% of total revenue. For the year ended December 31, 2012, the Company did not generated any revenue.

Research and Exploration

The Company accounts for exploration costs in accordance with Accounting Standards Codification subtopic 730-10, Research and Development (“ASC 730-10”). Under ASC 730-10, all exploration costs must be charged to expense as incurred. Accordingly, internal exploration costs are expensed as incurred. Third-party exploration costs are expensed when the contracted work has been performed or as milestone results have been achieved as defined under the applicable agreement. Company-sponsored exploration costs related to both present and future products are expensed in the period incurred. The Company has not incur any exploration expenses through December 31, 2013.

Reliance on Key Personnel and Consultants

The Company retains our three officers, namely our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer as independent contractors. The Company is heavily dependent on the continued active participation of these current executive officers, employees and key consultants. The loss of any of the senior management or key consultants could significantly and negatively impact the business until adequate replacements can be identified and put in place.

Impact of New Accounting Standards

The Company has adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10, Generally Accepted Accounting Principles – Overall (“ASC 105-10”), which was formerly known as SFAS 168. ASC 105-10 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards and all other non-grandfathered, non-SEC accounting literature not included in the Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASUs”). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis of conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

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The Company has reviewed all other recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its consolidated financial statements.

Reclassifications

Certain reclassifications have been made to confirm prior period data to the current presentation. These reclassifications had no effect on reported income.

Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and
•

disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 8. Financial Statements

Please see our Financial Statements beginning on page F-1 of the annual report.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

N/A

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

We conducted an evaluation under the supervision and with the participation of our management, of the effectiveness of the design and operation of our disclosure controls and procedures. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive and principal financial officers concluded as of December 31, 2013 that our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses in our internal controls over financial reporting discussed immediately below.

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This quarterly report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits us to provide only management's report in this quarterly report.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
2.

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. Based on this assessment, management concluded that the Company did not maintain effective internal controls over financial reporting as a result of the identified material weakness in our internal control over financial reporting described below. In making this assessment, management used the framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company's internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

Identified Material Weakness

A material weakness in our internal control over financial reporting is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

Management identified the following material weakness during its assessment of internal controls over financial reporting:

Resources: We had one full-time employee in finance and accounting. As a result, there is a lack of proper segregation of duties necessary to insure that all transactions are accounted for accurately and in a timely manner.

Written Policies & Procedures: We need to prepare written policies and procedures for accounting and financial reporting to establish a formal process to close our books monthly on an accrual basis and account for all transactions and prepare, review and submit SEC filings in a timely manner.

(b) Changes In Internal Control Over Financial Reporting

During the fiscal year December 31, 2013, there were no changes in our internal controls over financial reporting that materially affected, or is reasonably likely to have a materially affect, on our internal control over financial reporting.

Item 9B. Other Information.

None

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PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Set forth below are our present directors and executive officers. Note that there are no other persons who have been nominated or chosen to become directors nor are there any other persons who have been chosen to become executive officers. There are no arrangements or understandings between any of the directors, officers and other persons pursuant to which such person was selected as a director or an officer. Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified. Officers serve at the discretion of the Board of Directors.

Name	Age	Present Position and Offices

Nils A. Ollquist	58	President, Chief Executive Officer and Director
Carlo Muaja	45	Chief Operating Officer and Director
R. Scott Chaykin	59	Treasurer, Chief Financial Officer Principal Accounting Officer and Secretary

Set forth below are brief accounts of the business experience during the past five years of each director and executive officer of the Company.

Nils A. Ollquist was appointed as a director and our Chief Executive Officer and President on the Merger Date. Since 1993, Mr. Ollquist has been the Managing Director of OFS Capital Group, a company providing business advisory services in the Asia. He began his career in the Australian Treasury where he was involved in International Capital Markets issues and infrastructure financing. During this time he also served as Senior Executive Assistant to the Secretary of the Treasury, Sir Frederick Wheeler. Mr. Ollquist has worked for a major resources bank in Amsterdam, and in corporate finance in New York, Los Angeles and Sydney. He was an early pioneer in China-based investments, having founded Orient Packaging Holdings in Wuhan, China in 1997. The company subsequently listed in the United States and ultimately sold to a Canadian-listed forest products group. Mr. Ollquist served as a director of China Premium Lifestyle Enterprise, Inc. from February 2009 to August 2009. Mr. Ollquist is qualified to serve as an officer and director of the Company as a result of over 30 years of international banking and corporate finance experience in Australia and Asia, including business activities in Indonesia since 1993. His activities include several years as a specialist project and resource finance manager with a major European bank, and extensive experience in coal and iron ore financing in his native Australia.

Carlo Muaja was appointed as a director and our Chief Operating Officer on the Merger Date. For more than five years he has served as a consultant advising coal mining companies in Indonesia and other countries in the region in his individual capacity and not for any consulting entity. As our Chief Operating Officer, Mr. Muaja is responsible for execution of the Company’s concession acquisition strategy. Mr. Muaja is an Indonesian national based in Hong Kong. He was born in East Kalimantan province, Sumatra, Indonesia. He was educated in Asia and United States and spent several years as an auditor in the United States. Mr. Muaja is qualified to serve as an officer and director because of his strong network of relationships in both the government and private sector in Indonesia.

R. Scott Chaykin was appointed as our Chief Financial Officer, Treasurer and Secretary as of the Merger Date. Since 1989 he has served as a consultant and has been involved with a number of companies in the capacities of controller, chief financial officer or financial consultant. As a consultant, he served as the Chief Financial Officer of Seattle Sports Sciences, Inc. from November 2005 to November 2009 and as Chief Financial Officer of AWG International, Inc. from May 2010 to August 2011. He is a CGMA and US CPA with over 30 years of hands-on experience in financial and administrative management, corporate structuring and compliance. He is qualified to serve as an officer of the Company due to his strengths in strategic planning, regulatory compliance, operations, financial modeling, sales and marketing. His experience includes regulatory affairs, risk management, human resources, management accounting, corporate governance and public company reporting and compliance.

None of the directors and officers is related to any other director or officer of the Company.

Significant Employees

We have no employees other than our executive officers who are independent contractors. We have in the past and intend in the future to hire independent geologists, engineers and excavation subcontractors on an as needed basis.

Involvement in Certain Legal Proceedings

To the knowledge of the Company, there have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees as listed in Section 401(f) of Regulation S-K within the past ten years material to the evaluation of the ability and integrity of any director and executive officer of the Company.

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Code of Ethics

We have adopted a corporate code of ethics. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code. Our code of ethics is incorporated by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors, officers and stockholders who beneficially own more than 10% of any class of equity securities of the Company registered pursuant to Section 12 of the Exchange Act, collectively referred to herein as the “Reporting Persons,” to file initial statements of beneficial ownership of securities and statements of changes in beneficial ownership of securities with respect to the Company’s equity securities with the SEC. All Reporting Persons are required by SEC regulation to furnish us with copies of all reports that such Reporting Persons file with the SEC pursuant to Section 16(a). Based solely on our review of the copies of such reports. Reporting persons Ollquist, Muaja, Sarendatu, Chaykin and Matin were late in filing their Section 16 filings.

Corporate Governance.

Director Independence. We have no independent members on our Board of Directors as that term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules.

Audit Committee and Charter

We do not have an audit committee and are not required to have an audit committee because we are not a listed security. We do not believe that the addition of such an expert would add anything meaningful to the Company at this time. It is also unlikely we would be able to attract an independent financial expert to serve on our Board of Directors at this stage of our growth.

Item 11. Executive Compensation

Summary of Compensation of Executive Officers

The following summary compensation table sets forth information concerning all compensation awarded to, earned by, or paid to the named executive officers during the fiscal years ended December 31, 2013 and 2012 to our principal executive officers and principal financial officers. No other officer or person received total annual compensation in excess of $100,000 since in our date of incorporation.

Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)

Nils A. Ollquist, Chief Executive Officer	2013	240,000	-	-	240,000
	2012	240,000	-	-	240,000

R. Scott Chaykin, Chief Financial Officer (1)	2013	180,000	50,000	-	230,000
	2012	180,000	-	-	180,000

(1) On December 17, 2013, 5,000,000 Common Stock Warrants with a 5 year term and an exercise price of $.60 per share were issued to Mr. Chaykin. Mr. Chaykin resigned in 2014.

Stock Options/SAR Grants

No grants of stock options or stock appreciation rights have been made since our inception.

Compensation of Directors

No cash compensation was paid to our directors for their services as directors since our inception. We have no standard arrangement pursuant to which our directors are to be compensated for their services in their capacity as directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director. No director received and/or accrued any compensation for his services as a director.

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Employment Contracts and Termination of Employment or Change of Control

All of our officers serve as independent contractors. Nils A. Ollquist, our Chief Executive Officer, R. Scott Chaykin, our Chief Financial Officer, have consulting agreements that pay them monthly compensation of $20,000 and $15,000 respectively.

Both agreements expired on September 30, 2013 but were renewed for one year and shall be automatically renewed for consecutive one year periods unless either party provides a written notice of non-renewal for any reason at least sixty days prior to the expiration date. The Company agrees to reimburse the offices for reasonable out-of-pocket and travel expenses but each officer needs to obtain the Company’s approval before incurring expenses that exceed $1,000 in any one-month period. The agreements also include standard indemnification provisions where the Company will indemnify each officer for claims against the officer.

The Company has an oral agreement to pay Carlo Muaja. HK$25,000 (approximately US$3,400) each month. The oral agreement with Mr. Muaja expires on September 30, 2013 but was renewed for one year and shall be automatically renewed for consecutive one year periods unless the Company or Mr. Muaja provides a written notice of non-renewal for any reason at least sixty days prior to the expiration date. The Company agrees to reimburse Mr. Muaja for reasonable out-of-pocket and travel expenses but Mr. Muaja needs to obtain the Company’s approval before incurring expenses that exceed $1,000 in any one-month period. The oral agreement also include standard indemnification provisions where the Company will indemnify Mr. Muaja for claims against Mr. Muaja.

We have no other plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of their engagement (as a result of resignation or retirement).

The Board of Directors approved the agreements with the officers of The Company and believe the compensation is fair for officers with experience of the individuals serving the Company. As the Company grows, it will establish a compensation committee to review these agreements. Our directors do not receive any compensation for serving as directors.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information as of April 15, 2014 regarding the beneficial ownership of our common stock by (i) each stockholder known by us to be the beneficial owner of more than 5% of our common stock, (ii) by each of our directors and executive officers and (iii) by all of our executive officers and directors as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

Name and Address	Amount and Nature of Beneficial Ownership*	Percent of Class

Nils A. Ollquist (1)	24,294,800	30.7%
Carlo Muaja (1)	10,544,518	13.3%
R. Scott Chaykin (1)	6,145,766	7.8%
Grace Sarendatu (1)	2,250,000	2.8%
All officers and directors as a group (4 persons)	43,235,084

George Matin (2)	15,153,244	19.1%

____________

*

Based on 74,250,459 shares of common stock issued and outstanding as of April 11, 2014, plus 5,000,000 Common Stock Warrants issued on December 17, 2013 with a 5 year term and an exercise price of $.60 per share issued to R. Scott Chaykin. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(1)	c/o Borneo Resource Investments Ltd., 11/F Admiralty Centre, Tower 218 Harcourt Road Admiraly K3.
(2)	1801 Avenue Of The Stars, Los Angeles, CA 90067.

The seller from who the Company purchased both the Talawaan Property and Ratatotok Property continues a significant relationship with the Company and is compensated to oversee the business at the Talawaan Property. As such he is deemed an affiliate. The seller owns 250,000 shares of our common stock.

Changes in Control

There are no present arrangements known to the Company, including any pledge by any person of the Company’s securities, the operation of which may at a subsequent date result in a change in control of the Company.

No Equity Compensation Plan

We do not have any securities authorized for issuance under any equity compensation plan.

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Item 13. Certain Relationships and Related Transactions and Director Independence.

In connection with the merger, Borneo issued 60,178,073 restricted common shares to stockholders of Interich. In addition, holders of convertible debt exchanged their notes for 6,154,860 of the Company’s common shares. The issued and outstanding number of common shares subsequent to the merger and the exchange of convertible debt was 69,500,205.

Nils Ollquist, the Company’s Chairman of the Board, Chief Executive Officer and President, was the largest shareholder of Interich prior to the Merger. As a result of the merger and Mr. Ollquist’s ownership of Interich, Mr. Ollquist was issued 27,080,133 restricted shares of Common Stock of Borneo. In addition, Mr. Ollquist is a former principal and owner of 50% of OFS Capital Group (“OFS”), a company that Borneo had retained under a management agreement for which Mr. Ollquist received no compensation. The management agreement was terminated.

From November 9, 2012 through December 31, 2012 the Company secured a $5,000 loan in the form of short-term promissory note from Mr. Ollquist. The promissory note is for 90 days and pays compound interest of five percent per annum. Under the terms of the short-term promissory note, the Company is not in default. See the discussion Note 12 Related Party Transactions.

During the year ended December 31, 2013, the Company secured $365,093 in loans from Mr. Ollquist in the form of long-term promissory notes. The promissory notes have a term of five years and pay compound interest of five percent per annum. See the discussion Note 12 Related Party Transactions.

From January 1, 2014 through April 11, 2014, the Company secured $81,748 in loans from related parties in the form of long-term promissory notes. The promissory notes have a term of five years and pay compound interest of five percent per annum. See the discussion Note 12 Related Party Transactions and Note 14 Subsequent Events.

Other than the transactions described above, there have been no transactions or proposed transactions in which we or any of our subsidiaries was or is to be a party (a) in which the amount involved exceeds the lesser of $120,000 at year-end or 1% of the average of the Company’s total assets for the last two fiscal years and (b) in which any of our promoters (Nils A. Ollquist and George Matin), directors, executive officers or beneficial holders of more than 5% of the outstanding shares of Common Stock, or any member of the immediate family of any of the foregoing persons, had, has or will have any direct or indirect material interest. Other than the transactions described above, neither of our promoters (Nils A. Ollquist and George Matin) received anything of value or is entitled to receive anything of value from the Company.

Director Independence

Our board of directors currently consists of Nils A. Ollquist and Carlo Muaja. Messrs. Ollquist and Muaja are executive officers of the Company. We do not currently have any independent directors.

Item 14. Principal Accounting Fees and Services.

Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for our audit of annual financial statements and review of financial statements included in our Form 10-Qs for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was: $45,000 and $31,946 for the year ended December 31, 2013 and 2012, respectively.

Audit-Related Fees. For the fiscal year ended December 31, 2013 and 2012, respectively we were billed a total of $0 and $0 by a separate accountant for consulting services in preparation for the annual audit and quarterly reviews of the financial statements.

Tax Fees. For the fiscal year ended December 31, 2013 and 2012, respectively, our accountants rendered services for tax compliance, tax advice, and tax planning work for which we paid $0 and $0, respectively.

All Other Fees. None.

Pre-Approval Policies and Procedures

Prior to engaging our accountants to perform a particular service, our board of directors obtains an estimate for the service to be performed. All of the services described above were approved by the board of directors in accordance with its procedures.

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PART IV

Item 15. Exhibits, Financial Statement Schedules.

Exhibits

The following documents are included herein:

Exhibit No.	Name of Exhibit

3.1(1)	Articles of Incorporation
3.2 (1)	Bylaws
10.1 (1)	Agreement and Plan of Merger by end between Aventura Resorts, Inc. and Interich International Limited
10.2 (1)	Form of convertible note
10.3 (1)	Form of warrant
10.4 (1)	Contract with Nils. A. Ollquist, Chief Executive Officer
10.5 (1)	Contract with R. Scott Chaykin, Chief Financial Officer
10.6 (2)	Management Agreement with Orient Financial Services
10.7 (3)	Transfer and Assignment of Right over Shares for PT Chaya Meratus Primecoal
10.8 (4)	Description of an oral employment agreement between Carlo Muaja and the Company
10.9 (3)	Memorandum of Understanding, dated October 7, 2011, with PT Integra Prima Coal
10.10 (3)	Share Sale Purchase Pre-Contract Agreement, dated March 15, 2012 to acquire 75% of PT Batubaraselaruas Sapta
10.11 (5)	Purchase Agreement, dated March 5, 2013,with PT Puncak Kalabat for Gold Property
10.12 (7)	Promissory Note with Nils A. Ollquist
10.13 (6)	Purchase Agreement, dated March 22, 2013, with PT Puncak Kalabat Ratatotok Property
10.14 (8)	Deed of Sale of Shares, effective June 1, 2013
10.15 (8)	Equity Entrustment Agreement, effective June 1, 2013
10.16 (8)	Stock Purchase Agreement, effective June 1, 2013
10.17 (8)	Purchase Agreement for the Talawaan Property, effective June 1, 2013
10.18 (8)	Purchase Agreement for the Ratatotok Property, effective June 1, 2013
10.19 (9)	Debt Restructuring Agreement (with Promissory Note), dated December 17, 2013
21*	List of Subsidiaries

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